Exhibit 12

ST. JUDE MEDICAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	FISCAL YEAR
	2008	2007	2006	2005	2004
EARNINGS
Earnings before income taxes	$630,741	$744,305	$720,641	$621,404	$537,192

Plus fixed charges:
Interest expense (1)	22,581	38,229	33,883	10,028	4,810
Rent interest factor (2)	9,527	9,144	8,190	7,659	5,778
TOTAL FIXED CHARGES	32,108	47,373	42,073	17,687	10,588

EARNINGS BEFORE INCOME TAXES AND FIXED CHARGES	$662,849	$791,678	$762,714	$639,091	$547,780
RATIO OF EARNINGS TO FIXED CHARGES	20.6	16.7	18.1	36.1	51.7

(1)	Interest expense consists of interest on indebtedness and amortization of debt issuance costs.

(2)	Approximately one-third of rental expense is deemed representative of the interest factor.